02 JUN -3 AM 11: 14

Keppel Corporation

Keppel Corporation Limited
23 Church Street
#15-01 Capital Square
Singapore 049481
Tel: (65) 68857471
Fax: (65) 68857391

02034495

29 May 2002

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

SUPPL

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following documents which we have filed with the Singapore Exchange Securities Trading Limited are enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Form 24 relating to the Company's issue of 5,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

PROCESSED
JUN 06 2002
THOMSON
FINANCIAL

6/3

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(a company incorporated in Singapore on 3rd August 1968)

TO

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

FOR ADDITIONAL LISTING OF 5,000 ORDINARY SHARES OF $0.50 EACH CREDITED AS FULLY PAID.

BY

CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 29TH DAY OF MAY 2002

APPENDIX II

KEPPEL CORPORATION LIMITED

APPLICATION FOR LISTING AND QUOTATION OF 5,000 SHARES/STOCK UNITS OF $0.50 EACH FULLY PAID

ARISING FROM THE 5,000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")

1. **State how the additional shares/stock units for which listing is applied for rank with existing shares : Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the Exchange.)

2. **In respect of each class of securities, to furnish the following details :-**

Class of Security	Par Value	Authorised Capital	Issued and Paid-up Share Capital			Options Granted & Outstanding Shares/Stock Units $
				Share/Stock Units	$	
Ordinary	$0.50	$1,500,000,000	Before Exercise	768,005,091	384,002,545.50	Before Exercise : 16,028,000
			Add Exercise	5,000	2,500.00	Less Exercise : (5,000)
			After Exercise	768,010,091	384,005,045.50	Outstanding : 16,023,000

3. **Outstanding Warrants/TSR :**

   Outstanding Convertible Bonds:

   Nominal Value of Outstanding Convertible Loan Stock/Bonds :

4. **We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on 7TH MAY 1987.**

Name : **Caroline Chang**

Authorised Signature : [signature]

Designation : **Secretary** **Date** : **29 May 2002**

Enclosures :

a. **A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies.**
b. **Confirmation of despatch of Share/Stock Certificates.**
c. **Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").**
d. **Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payment.)**

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares exercised (2)	Remarks Exercised By:
5,000	$0.91	$4,550.00	Wong Kin Wah
	Total value of shares exercised =	$4,550.00	

Notes:
(1) Adjustments to subscription price to be disclosed as footnotes
(2) Value of shares exercised = the number of shares allotted multiply by their exercise price

(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM

24

Folio No

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 21 May 2002

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	5,000	-	-
Nominal amount of each share	$0.50	-	-
Amount paid or due and payable on each share paid	$0.91	-	-
due and payable	-	-	-
Amount of premium paid or payable on each Share	$0.41	-	-

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares			
Nominal amount of each share			
Amount to be treated as paid on each share			

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Keppel Corporation Limited
Address: 23 Church Street
#15-01 Capital Square
Singapore 049481
Tel No: 8857 471
A/c No: Fax No: 8857 391

For Official Use

Date of Registration:

Receipt No:

Checked By:

(Please use continuation sheets if space provided is insufficient)

FORM
24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

3 List of the allottees and an account of the shares allotted to them are as follows:

(a) Name (b) Address (c) NRIC/Passport No/Registration No (d) Nationality/Country of Incorporation	(e) †No and class of shares allotted and consideration therefor (f) Date of allotment
(a) The Central Depository (Pte) Ltd (b) 20 Cecil Street 6th Floor The Exchange Singapore 049705 (c) 198003912M (d) Singapore	(e) 5,000 ordinary shares for a cash consideration. (f) 28.5.02

* Delete where inapplicable.

† Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

FORM
24

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Preference	Others
Authorised Share Capital	$1,500,000,000	-	-
Issued Share Capital	$384,005,045.50	-	-
Paid-up Share Capital	$384,005,045.50	-	-

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) ....

....

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.

Dated: 29 May 2002

Signature: ....

Name of *~~Director~~ / Secretary : Caroline Chang

* Delete where inapplicable.

† This Certificate is not to be completed if paragraph 3 of this Form is completed.

B.A.C.S. PRIVATE LIMITED

63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE: (65)63236200

29 May 2002

The Listings Manager
Singapore Exchange Securities Trading Limited
2 Shenton Way
SGX Centre 1 #19-00
Singapore 068804

Dear Sirs

KEPPEL CORPORATION LIMITED ("KEPPEL")
EMPLOYEE SHARE OPTION SCHEME
ALLOTMENT OF 5,000 SHARES

We confirm that we have today despatched the share certificate in regard to the allotment of 5,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully

HELEN TAN
MANAGER
B.A.C.S. PRIVATE LIMITED

cc: Temasek Holdings
(Attn: Ms Gan Lay Hoon)
GFD
GC
GM (GTR)
(faxed)

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
23 Church Street #15-01 Capital Square
Singapore 049481

KEPPEL CORPORATION LIMITED

CHANGES IN THE ISSUED SHARE CAPITAL

DESCRIPTION	SHARE CAPITAL	DATE ON CERTIFICATES
BALANCE B/F	768,005,091	
SHARE OPTION SCHEME	5,000	28.05.2002
TOTAL	768,010,091	

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED

....
REGISTRARS

Keppel Corporation

Keppel Corporation Limited
23 Church Street
#15-01 Capital Square
Singapore 049481
Tel: (65) 68857471
Fax: (65) 68857391

28 May 2002

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following documents which we have filed with the Singapore Exchange Securities Trading Limited are enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Form 24 relating to the Company's issue of 7,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(a company incorporated in Singapore on 3rd August 1968)

TO

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

FOR ADDITIONAL LISTING OF 7,000 ORDINARY SHARES OF $0.50 EACH CREDITED AS FULLY PAID.

BY

CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 28TH DAY OF MAY 2002

APPENDIX II

KEPPEL CORPORATION LIMITED

APPLICATION FOR LISTING AND QUOTATION OF 7,000 SHARES/STOCK UNITS OF $0.50 EACH FULLY PAID

ARISING FROM THE 7,000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")

1. **State how the additional shares/stock units for which listing is applied for rank with existing shares : Pari Passu**

(If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the Exchange.)

2. **In respect of each class of securities, to furnish the following details :-**

Class of Security	Par Value	Authorised Capital	Issued and Paid-up Share Capital			Options Granted & Outstanding Shares/Stock Units $
				Share/Stock Units	$	
Ordinary	$0.50	$1,500,000,000	Before Exercise	767,998,091	383,999,045.50	Before Exercise : 16,035,000
			Add Exercise	7,000	3,500.00	Less Exercise : (7,000)
			After Exercise	768,005,091	384,002,545.50	Outstanding : 16,028,000

3. **Outstanding Warrants/TSR :**

Outstanding Convertible Bonds:

Nominal Value of Outstanding Convertible Loan Stock/Bonds :

4. **We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on 7TH MAY 1987.**

Name : **Caroline Chang**

Authorised Signature : [signature]

Designation : **Secretary** **Date** : **28 May 2002**

Enclosures :

a. **A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies.**
b. **Confirmation of despatch of Share/Stock Certificates.**
c. **Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").**
d. **Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payment.)**

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares exercised (2)	Remarks Exercised By:
6,000	$3.78	$22,680.00	Danny Yap Swee Lye
1,000	$3.78	$ 3,780.00	Chew Chin Chuan thru OCBC Securities Pte Ltd (Sub-account name of KSN-Kep Grp Corp Cr Union Ltd)
	Total value of shares exercised =	$26,460.00	

Notes:
(1) Adjustments to subscription price to be disclosed as footnotes
(2) Value of shares exercised = the number of shares allotted multiply by their exercise price

(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM 24

Folio No

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 21 May 2002

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	7,000	-	-
Nominal amount of each share	$0.50	-	-
Amount paid or due and payable on each share paid	$3.78	-	-
due and payable	-	-	-
Amount of premium paid or payable on each Share	$3.28	-	-

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares			
Nominal amount of each share			
Amount to be treated as paid on each share			

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Keppel Corporation Limited
Address: 23 Church Street
#15-01 Capital Square
Singapore 049481
Tel No: 8857 471
A/c No: Fax No: 8857 391

For Official Use

Date of Registration:

Receipt No:

Checked By:

Form 24 Continuation Sheet 1

(Please use continuation sheets if space provided is insufficient)

FORM
24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

3 List of the allottees and an account of the shares allotted to them are as follows:

(a) Name (b) Address (c) NRIC/Passport No/Registration No (d) Nationality/Country of Incorporation	(e) †No and class of shares allotted and consideration therefor (f) Date of allotment
(a) The Central Depository (Pte) Ltd (b) 20 Cecil Street 6th Floor The Exchange Singapore 049705 (c) 198003912M (d) Singapore	(e) 7,000 ordinary shares for a cash consideration. (f) 24.5.02

* Delete where inapplicable.

† Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

FORM
24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Preference	Others
Authorised Share Capital	$1,500,000,000	-	-
Issued Share Capital	$384,002,545.50	-	-
Paid-up Share Capital	$384,002,545.50	-	-

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) ....

....

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.

Dated: 28 May 2002

Signature: ....

Name of *~~Director~~ / Secretary : Caroline Chang

* Delete where inapplicable.
† This Certificate is not to be completed if paragraph 3 of this Form is completed

B.A.C.S. PRIVATE LIMITED

63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE: (65) 63236200

28 May 2002

The Listings Manager
Singapore Exchange Securities Trading Limited
2 Shenton Way
SGX Centre 1 #19-00
Singapore 068804

Dear Sirs

KEPPEL CORPORATION LIMITED ("KEPPEL")
EMPLOYEE SHARE OPTION SCHEME
ALLOTMENT OF 7,000 SHARES

We confirm that we have today despatched the share certificate in regard to the allotment of 7,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully

HELEN TAN
MANAGER
B.A.C.S. PRIVATE LIMITED

cc: Tamasek Holdings
(Attn: Ms Gian Lay Hoon)
GFD
GC
GM (GTR)
(faxed)

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
23 Church Street #15-01 Capital Square
Singapore 049481

KEPPEL CORPORATION LIMITED

CHANGES IN THE ISSUED SHARE CAPITAL

DESCRIPTION	SHARE CAPITAL	DATE ON CERTIFICATES
BALANCE B/F	767,998,091	
SHARE OPTION SCHEME	7,000	24.05.2002
TOTAL	768,005,091	

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED

....
REGISTRARS

02 JUN -3 AM 11:16

Keppel Corporation

Keppel Corporation Limited
23 Church Street
#15-01 Capital Square
Singapore 049481
Tel: (65) 68857471
Fax: (65) 68857391

24 May 2002

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following documents which we have filed with the Singapore Exchange Securities Trading Limited are enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Form 24 relating to the Company's issue of 10,000 shares to option holder issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(a company incorporated in Singapore on 3rd August 1968)

TO

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

FOR ADDITIONAL LISTING OF 10,000 ORDINARY SHARES OF $0.50 EACH CREDITED AS FULLY PAID.

BY

CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 24TH DAY OF MAY 2002

APPENDIX II

KEPPEL CORPORATION LIMITED

APPLICATION FOR LISTING AND QUOTATION OF 10,000 SHARES/STOCK UNITS OF $0.50 EACH FULLY PAID

ARISING FROM THE 10,000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")

1. **State how the additional shares/stock units for which listing is applied for rank with existing shares : Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the Exchange.)

2. **In respect of each class of securities, to furnish the following details :-**

Class of Security	Par Value	Authorised Capital	Issued and Paid-up Share Capital			Options Granted & Outstanding Shares/Stock Units $
				Share/Stock Units	$	
Ordinary	$0.50	$1,500,000,000	Before Exercise	767,988,091	383,994,045.50	Before Exercise : 16,045,000
			Add Exercise	10,000	5,000.00	Less Exercise : (10,000)
			After Exercise	767,998,091	383,999,045.50	Outstanding : 16,035,000

3. **Outstanding Warrants/TSR :**

   Outstanding Convertible Bonds:

   Nominal Value of Outstanding Convertible Loan Stock/Bonds :

4. **We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on 7TH MAY 1987.**

Name : **Caroline Chang**

Authorised Signature : [signature]

Designation : **Secretary** **Date** : **24 May 2002**

Enclosures :

a. **A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies.**
b. **Confirmation of despatch of Share/Stock Certificates.**
c. **Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").**
d. **Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payment.)**

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares exercised (2)	Remarks Exercised By:
10,000	$2.80	$28,000.00	Wong Khai Yang
	Total value of shares exercised =	$28,000.00	

Notes:
(1) Adjustments to subscription price to be disclosed as footnotes
(2) Value of shares exercised = the number of shares allotted multiply by their exercise price

Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

24

Folio No

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 21 May 2002

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	10,000	-	-
Nominal amount of each share	$0.50	-	-
Amount paid or due and payable on each share paid	$2.80	-	-
due and payable	-	-	-
Amount of premium paid or payable on each Share	$2.30	-	-

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares			
Nominal amount of each share			
Amount to be treated as paid on each share			

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Keppel Corporation Limited
Address: 23 Church Street
#15-01 Capital Square
Singapore 049481
Tel No: 8857 471
A/c No: Fax No: 8857 391

For Official Use

Date of Registration:

Receipt No:

Checked By:

(Please use continuation sheets if space provided is insufficient)

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

FORM
24

3 List of the allottees and an account of the shares allotted to them are as follows:

(a) Name (b) Address (c) NRIC/Passport No/Registration No (d) Nationality/Country of Incorporation	(e) †No and class of shares allotted and consideration therefor (f) Date of allotment
(a) The Central Depository (Pte) Ltd (b) 20 Cecil Street 6th Floor The Exchange Singapore 049705 (c) 198003912M (d) Singapore	(e) 10,000 ordinary shares for a cash consideration. (f) 23.5.02

* Delete where inapplicable.

† Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

FORM
24

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Preference	Others
Authorised Share Capital	$1,500,000,000	-	-
Issued Share Capital	$383,999,045.50	-	-
Paid-up Share Capital	$383,999,045.50	-	-

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) ....

....

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.

Dated: 24 May 2002

Signature: ....

Name of *~~Director~~ / Secretary : Caroline Chang

* Delete where inapplicable.
† This Certificate is not to be completed if paragraph 3 of this Form is completed.

B.A.C.S. PRIVATE LIMITED

63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE: (65)63236200

24 May 2002

The Listings Manager
Singapore Exchange Securities Trading Limited
2 Shenton Way
SGX Centre 1 #19-00
Singapore 068804

Dear Sirs

KEPPEL CORPORATION LIMITED ("KEPPEL")
EMPLOYEE SHARE OPTION SCHEME
ALLOTMENT OF 10,000 SHARES

We confirm that we have today despatched the share certificate in regard to the allotment of 10,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully

HELEN TAN
MANAGER
B.A.C.S. PRIVATE LIMITED

cc: Temasek Holdings
(Attn: Ms Ewan Tay Hoon)
GFD
GC
GM (GTR)

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
23 Church Street #15-01 Capital Square
Singapore 049481

KEPPEL CORPORATION LIMITED

CHANGES IN THE ISSUED SHARE CAPITAL

DESCRIPTION	SHARE CAPITAL	DATE ON CERTIFICATES
BALANCE B/F	767,988,091	
SHARE OPTION SCHEME	10,000	23.05.2002
TOTAL	767,998,091	

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED

....
REGISTRARS

02 JUN -3

Keppel Corporation

Keppel Corporation Limited
23 Church Street
#15-01 Capital Square
Singapore 049481
Tel: (65) 68857471
Fax: (65) 68857391

23 May 2002

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following documents which we have filed with the Singapore Exchange Securities Trading Limited are enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Form 24 relating to the Company's issue of 259,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(a company incorporated in Singapore on 3rd August 1968)

TO

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

FOR ADDITIONAL LISTING OF 259,000 ORDINARY SHARES OF $0.50 EACH CREDITED AS FULLY PAID.

BY

CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 23RD DAY OF MAY 2002

APPENDIX II

KEPPEL CORPORATION LIMITED

APPLICATION FOR LISTING AND QUOTATION OF 259,000 SHARES/STOCK UNITS OF $0.50 EACH FULLY PAID

ARISING FROM THE 259,000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")

1. **State how the additional shares/stock units for which listing is applied for rank with existing shares : Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the Exchange.)

2. **In respect of each class of securities, to furnish the following details :-**

Class of Security	Par Value	Authorised Capital	Issued and Paid-up Share Capital			Options Granted & Outstanding Shares/Stock Units $
				Share/Stock Units	$	
Ordinary	$0.50	$1,500,000,000	Before Exercise	767,729,091	383,864,545.50	Before Exercise : 16,304,000
			Add Exercise	259,000	129,500.00	Less Exercise : (259,000)
			After Exercise	767,988,091	383,994,045.50	Outstanding : 16,045,000

3. **Outstanding Warrants/TSR :**

   Outstanding Convertible Bonds:

   Nominal Value of Outstanding Convertible Loan Stock/Bonds :

4. **We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on 7TH MAY 1987.**

Name : **Caroline Chang**

Authorised Signature : [signature]

Designation : **Secretary** **Date** : **23 May 2002**

Enclosures :

a. **A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies.**
b. **Confirmation of despatch of Share/Stock Certificates.**
c. **Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").**
d. **Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payment.)**

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares exercised (2)	Remarks Exercised By:
10,000	$3.50	$ 35,000.00	Chia Choon Peng
35,000	$2.80	$ 98,000.00	Chia Choon Peng
23,000	$0.91	$ 20,930.00	Tan Poh Lee Paul
15,000	$3.78	$ 56,700.00	Tan Poh Lee Paul
25,000	$2.80	$ 70,000.00	Hoe Eng Hock
13,000	$3.50	$ 45,500.00	Lim Say Hoe Johnny
25,000	$3.78	$ 94,500.00	Sit Peng Sang
13,000	$3.50	$ 45,500.00	Sit Peng Sang
18,000	$3.78	$ 68,040.00	Koh Beow Ko Lynn
2,000	$3.78	$ 7,560.00	Foo Jeok Seng Jean
10,000	$3.96	$ 39,600.00	Neo Wee Sim
9,000	$3.50	$ 31,500.00	Seow Siok Chin Magdeline
5,000	$3.78	$ 18,900.00	Toh Phui Ying Audrey
3,000	$3.50	$ 10,500.00	Toh Phui Ying Audrey
35,000	$3.78	$132,300.00	Tong Chong Heong
18,000	$3.50	$ 63,000.00	Tong Chong Heong
	Total value of shares exercised =	$837,530.00	

Notes:
(1) Adjustments to subscription price to be disclosed as footnotes
(2) Value of shares exercised = the number of shares allotted multiply by their exercise price

$3.50 - 66,000
$2.80 - 60,000
$0.91 - 23,000
$3.78 - 100,000
$3.96 - 10,000

(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM 24

Folio No

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 21 May 2002

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	66,000	-	-
Nominal amount of each share	$0.50	-	-
Amount paid or due and payable on each share paid	$3.50	-	-
due and payable	-	-	-
Amount of premium paid or payable on each Share	$3.00	-	-

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares			
Nominal amount of each share			
Amount to be treated as paid on each share			

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Keppel Corporation Limited
Address: 23 Church Street
#15-01 Capital Square
Singapore 049481
Tel No: 8857 471
A/c No: Fax No: 8857 391

For Official Use

Date of Registration:

Receipt No:

Checked By:

(Please use continuation sheets if space provided is insufficient)

FORM 24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

3 List of the allottees and an account of the shares allotted to them are as follows:

(a) Name (b) Address (c) NRIC/Passport No/Registration No (d) Nationality/Country of Incorporation	(e) †No and class of shares allotted and consideration therefor (f) Date of allotment
(a) The Central Depository (Pte) Ltd (b) 20 Cecil Street 6th Floor The Exchange Singapore 049705 (c) 198003912M (d) Singapore	(e) 66,000 ordinary shares for a cash consideration. (f) 22.5.02

* Delete where inapplicable.
† Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

FORM
24

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Preference	Others
Authorised Share Capital	$1,500,000,000	-	-
Issued Share Capital	$383,897,545.50	-	-
Paid-up Share Capital	$383,897,545.50	-	-

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) ....

....

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.

Dated: 23 May 2002

Signature: ....

Name of *~~Director~~ / Secretary : Caroline Chang

---

* Delete where inapplicable.
† This Certificate is not to be completed if paragraph 3 of this Form is completed.

(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

24

Folio No

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 21 May 2002

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	60,000	-	-
Nominal amount of each share	$0.50	-	-
Amount paid or due and payable on each share paid	$2.80	-	-
due and payable	-	-	-
Amount of premium paid or payable on each Share	$2.30	-	-

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares			
Nominal amount of each share			
Amount to be treated as paid on each share			

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Keppel Corporation Limited
Address: 23 Church Street
#15-01 Capital Square
Singapore 049481
Tel No: 8857 471
A/c No: Fax No: 8857 391

For Official Use

Date of Registration:

Receipt No:

Checked By:

Form 24 Continuation Sheet 1

(Please use continuation sheets if space provided is insufficient)

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

FORM 24

3 List of the allottees and an account of the shares allotted to them are as follows:

(a) Name (b) Address (c) NRIC/Passport No/Registration No (d) Nationality/Country of Incorporation	(e) †No and class of shares allotted and consideration therefor (f) Date of allotment
(a) The Central Depository (Pte) Ltd (b) 20 Cecil Street 6th Floor The Exchange Singapore 049705 (c) 198003912M (d) Singapore	(e) 60,000 ordinary shares for a cash consideration. (f) 22.5.02

* Delete where inapplicable.

† Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

FORM
24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Preference	Others
Authorised Share Capital	$1,500,000,000	-	-
Issued Share Capital	$383,927,545.50	-	-
Paid-up Share Capital	$383,927,545.50	-	-

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) ....

....

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.

Dated: 23 May 2002

Signature: ....

Name of *~~Director~~ / Secretary : Caroline Chang

* Delete where inapplicable.

† This Certificate is not to be completed if paragraph 3 of this Form is completed.

(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM
24

Folio No

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 21 May 2002

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	23,000	-	-
Nominal amount of each share	$0.50	-	-
Amount paid or due and payable on each share paid	$0.91	-	-
due and payable	-	-	-
Amount of premium paid or payable on each Share	$0.41	-	-

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares			
Nominal amount of each share			
Amount to be treated as paid on each share			

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Keppel Corporation Limited
Address: 23 Church Street
#15-01 Capital Square
Singapore 049481
Tel No: 8857 471
A/c No: Fax No: 8857 391

For Official Use

Date of Registration:

Receipt No:

Checked By:

Form 24 Continuation Sheet 1

(Please use continuation sheets if space provided is insufficient)

FORM
24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

3 List of the allottees and an account of the shares allotted to them are as follows:

(a) Name (b) Address (c) NRIC/Passport No/Registration No (d) Nationality/Country of Incorporation	(e) †No and class of shares allotted and consideration therefor (f) Date of allotment
(a) The Central Depository (Pte) Ltd (b) 20 Cecil Street 6th Floor The Exchange Singapore 049705 (c) 198003912M (d) Singapore	(e) 23,000 ordinary shares for a cash consideration. (f) 22.5.02

* Delete where inapplicable.
† Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

FORM
24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Preference	Others
Authorised Share Capital	$1,500,000,000	-	-
Issued Share Capital	$383,939,045.50	-	-
Paid-up Share Capital	$383,939,045.50	-	-

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) ....

....

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.

Dated: 23 May 2002

Signature: ....

Name of *~~Director~~ / Secretary : Caroline Chang

* Delete where inapplicable.
† This Certificate is not to be completed if paragraph 3 of this Form is completed.

(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM

24

Folio No

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 21 May 2002

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	100,000	-	-
Nominal amount of each share	$0.50	-	-
Amount paid or due and payable on each share paid	$3.78	-	-
due and payable	-	-	-
Amount of premium paid or payable on each Share	$3.28	-	-

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares			
Nominal amount of each share			
Amount to be treated as paid on each share			

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Keppel Corporation Limited
Address: 23 Church Street
#15-01 Capital Square
Singapore 049481
Tel No: 8857 471
A/c No: Fax No: 8857 391

For Official Use

Date of Registration:

Receipt No:

Checked By:

Form 24 Continuation Sheet 1

(Please use continuation sheets if space provided is insufficient)

FORM 24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

3 List of the allottees and an account of the shares allotted to them are as follows:

(a) Name (b) Address (c) NRIC/Passport No/Registration No (d) Nationality/Country of Incorporation	(e) †No and class of shares allotted and consideration therefor (f) Date of allotment
(a) The Central Depository (Pte) Ltd (b) 20 Cecil Street 6th Floor The Exchange Singapore 049705 (c) 198003912M (d) Singapore	(e) 100,000 ordinary shares for a cash consideration. (f) 22.5.02

* Delete where inapplicable.

† Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

FORM
24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Preference	Others
Authorised Share Capital	$1,500,000,000	-	-
Issued Share Capital	$383,989,045.50	-	-
Paid-up Share Capital	$383,989,045.50	-	-

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) ....

....

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.

Dated: 23 May 2002

Signature: ....[signature]........

Name of *~~Director~~ / Secretary : Caroline Chang

* Delete where inapplicable.
† This Certificate is not to be completed if paragraph 3 of this Form is completed.

(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM

24

Folio No

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on ....21 May 2002..

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	10,000	-	-
Nominal amount of each share	$0.50	-	-
Amount paid or due and payable on each share paid	$3.96	-	-
due and payable	-	-	-
Amount of premium paid or payable on each Share	$3.46	-	-

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares			
Nominal amount of each share			
Amount to be treated as paid on each share			

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Keppel Corporation Limited
Address: 23 Church Street
#15-01 Capital Square
Singapore 049481
Tel No: 8857 471
A/c No: Fax No: 8857 391

For Official Use

Date of Registration:

Receipt No:

Checked By:

Form 24 Continuation Sheet 1

(Please use continuation sheets if space provided is insufficient)

FORM
24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

3 List of the allottees and an account of the shares allotted to them are as follows:

(a) Name (b) Address (c) NRIC/Passport No/Registration No (d) Nationality/Country of Incorporation	(e) †No and class of shares allotted and consideration therefor (f) Date of allotment
(a) The Central Depository (Pte) Ltd (b) 20 Cecil Street 6th Floor The Exchange Singapore 049705 (c) 198003912M (d) Singapore	(e) 10,000 ordinary shares for a cash consideration. (f) 22.5.02

* Delete where inapplicable.
† Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

FORM
24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Preference	Others
Authorised Share Capital	$1,500,000,000	-	-
Issued Share Capital	$383,994,045.50	-	-
Paid-up Share Capital	$383,994,045.50	-	-

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) ....

....

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.

Dated: 23 May 2002

Signature: [signature]............................

Name of *~~Director~~ / Secretary : Caroline Chang

---

* Delete where inapplicable.

† This Certificate is not to be completed if paragraph 3 of this Form is completed.

B.A.C.S. PRIVATE LIMITED

63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE: (65)63236200

23 May 2002

The Listings Manager
Singapore Exchange Securities Trading Limited
2 Shenton Way
SGX Centre 1 #19-00
Singapore 068804

Dear Sirs

KEPPEL CORPORATION LIMITED ("KEPPEL")
EMPLOYEE SHARE OPTION SCHEME
ALLOTMENT OF 259,000 SHARES

We confirm that we have today despatched the share certificate in regard to the allotment of 259,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully

HELEN TAN
MANAGER
B.A.C.S. PRIVATE LIMITED

cc: Temasek Holdings
(Attn: Ms Gan Lay Hoon)
GFD
GC
GM (GTR)

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
23 Church Street #15-01 Capital Square
Singapore 049481

KEPPEL CORPORATION LIMITED

CHANGES IN THE ISSUED SHARE CAPITAL

DESCRIPTION	SHARE CAPITAL	DATE ON CERTIFICATES
BALANCE B/F	767,729,091	
SHARE OPTION SCHEME	259,000	22.05.2002
TOTAL	767,988,091	

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED

....
REGISTRARS

02 JUN -3 AM 11:16

Keppel Corporation

Keppel Corporation Limited
23 Church Street
#15-01 Capital Square
Singapore 049481
Tel: (65) 68857471
Fax: (65) 68857391

22 May 2002

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following documents which we have filed with the Singapore Exchange Securities Trading Limited are enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Form 24 relating to the Company's issue of 91,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(a company incorporated in Singapore on 3rd August 1968)

TO

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

FOR ADDITIONAL LISTING OF 91,000 ORDINARY SHARES OF $0.50 EACH CREDITED AS FULLY PAID.

BY

CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 21ST DAY OF MAY 2002

APPENDIX II

KEPPEL CORPORATION LIMITED

APPLICATION FOR LISTING AND QUOTATION OF 91,000 SHARES/STOCK UNITS OF $0.50 EACH FULLY PAID

ARISING FROM THE 91,000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")

1. **State how the additional shares/stock units for which listing is applied for rank with existing shares : Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the Exchange.)

2. **In respect of each class of securities, to furnish the following details :-**

Class of Security	Par Value	Authorised Capital	Issued and Paid-up Share Capital			Options Granted & Outstanding Shares/Stock Units $
				Share/Stock Units	$	
Ordinary	$0.50	$1,500,000,000	Before Exercise	767,638,091	383,819,045.50	Before Exercise : 16,395,000
			Add Exercise	91,000	45,500.00	Less Exercise : (91,000)
			After Exercise	767,729,091	383,864,545.50	Outstanding : 16,304,000

3. **Outstanding Warrants/TSR :**

   Outstanding Convertible Bonds:

   Nominal Value of Outstanding Convertible Loan Stock/Bonds :

4. **We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on 7TH MAY 1987.**

Name : **Caroline Chang**

Authorised Signature : [signature]

Designation : **Secretary**

Date : **22 May 2002**

Enclosures :

a. **A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies.**
b. **Confirmation of despatch of Share/Stock Certificates.**
c. **Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").**
d. **Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payment.)**

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares exercised (2)	Remarks Exercised By:
15,000	$2.42	$ 36,300.00	Karen Tan Soo Ming
15,000	$2.25	$ 33,750.00	Karen Tan Soo Ming
18,000	$3.96	$ 71,280.00	Wong Kui Seng Joseph
15,000	$3.50	$ 52,500.00	Hoe Eng Hock
5,000	$3.78	$ 18,900.00	Cheng Tee Han Alex
7,000	$3.96	$ 27,720.00	Christopher Ooi Yew Tee
15,000	$3.78	$ 56,700.00	Chan Lim Hong
1,000	$3.78	$ 3,780.00	Tan Yeow Min
	Total value of shares exercised =	$300,930.00	

Notes:
(1) Adjustments to subscription price to be disclosed as footnotes
(2) Value of shares exercised = the number of shares allotted multiply by their exercise price

$2.42 - 15,000
$2.25 - 15,000
$3.96 - 25,000
$3.50 - 15,000
$3.78 - 21,000

(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

24

Folio No

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 21 May 2002

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	15,000	-	-
Nominal amount of each share	$0.50	-	-
Amount paid or due and payable on each share paid	$2.42	-	-
due and payable	-	-	-
Amount of premium paid or payable on each Share	$1.92	-	-

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares			
Nominal amount of each share			
Amount to be treated as paid on each share			

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Keppel Corporation Limited
Address: 23 Church Street
#15-01 Capital Square
Singapore 049481
Tel No: 8857 471
A/c No: Fax No: 8857 391

For Official Use

Date of Registration:

Receipt No:

Checked By:

(Please use continuation sheets if space provided is insufficient)

FORM
24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

3 List of the allottees and an account of the shares allotted to them are as follows:

(a) Name (b) Address (c) NRIC/Passport No/Registration No (d) Nationality/Country of Incorporation	(e) †No and class of shares allotted and consideration therefor (f) Date of allotment
(a) The Central Depository (Pte) Ltd (b) 20 Cecil Street 6th Floor The Exchange Singapore 049705 (c) 198003912M (d) Singapore	(e) 15,000 ordinary shares for a cash consideration. (f) 20.5.02

* Delete where inapplicable.
† Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

FORM
24

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Preference	Others
Authorised Share Capital	$1,500,000,000	-	-
Issued Share Capital	$383,826,545.50	-	-
Paid-up Share Capital	$383,826,545.50	-	-

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) ....

....

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.

Dated: 22 May 2002

Signature: ....

Name of *~~Director~~ / Secretary : Caroline Chang

---

* Delete where inapplicable.

† This Certificate is not to be completed if paragraph 3 of this Form is completed.

(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM 24

Folio No

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 21 May 2002

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	15,000	-	-
Nominal amount of each share	$0.50	-	-
Amount paid or due and payable on each share paid	$2.25	-	-
due and payable	-	-	-
Amount of premium paid or payable on each Share	$1.75	-	-

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares			
Nominal amount of each share			
Amount to be treated as paid on each share			

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Keppel Corporation Limited
Address: 23 Church Street
#15-01 Capital Square
Singapore 049481
Tel No: 8857 471
A/c No: Fax No: 8857 391

For Official Use

Date of Registration:

Receipt No:

Checked By:

(Please use continuation sheets if space provided is insufficient)

FORM 24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

3 List of the allottees and an account of the shares allotted to them are as follows:

(a) Name (b) Address (c) NRIC/Passport No/Registration No (d) Nationality/Country of Incorporation	(e) †No and class of shares allotted and consideration therefor (f) Date of allotment
(a) The Central Depository (Pte) Ltd (b) 20 Cecil Street 6th Floor The Exchange Singapore 049705 (c) 198003912M (d) Singapore	(e) 15,000 ordinary shares for a cash consideration. (f) 20.5.02

* Delete where inapplicable.
† Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

FORM
24

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Preference	Others
Authorised Share Capital	$1,500,000,000	-	-
Issued Share Capital	$383,834,045.50	-	-
Paid-up Share Capital	$383,834,045.50	-	-

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) ....

....

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.

Dated: 22 May 2002

Signature: ....

Name of *~~Director~~ / Secretary : Caroline Chang

* Delete where inapplicable.

† This Certificate is not to be completed if paragraph 3 of this Form is completed.

(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM

24

Folio No

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 21 May 2002

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	25,000	-	-
Nominal amount of each share	$0.50	-	-
Amount paid or due and payable on each share paid	$3.96	-	-
due and payable	-	-	-
Amount of premium paid or payable on each Share	$3.46	-	-

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares			
Nominal amount of each share			
Amount to be treated as paid on each share			

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Keppel Corporation Limited
Address: 23 Church Street
#15-01 Capital Square
Singapore 049481
Tel No: 8857 471
A/c No: Fax No: 8857 391

For Official Use

Date of Registration:

Receipt No:

Checked By:

(Please use continuation sheets if space provided is insufficient)

FORM
24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

3 List of the allottees and an account of the shares allotted to them are as follows:

(a) Name (b) Address (c) NRIC/Passport No/Registration No (d) Nationality/Country of Incorporation	(e) †No and class of shares allotted and consideration therefor (f) Date of allotment
(a) The Central Depository (Pte) Ltd (b) 20 Cecil Street 6th Floor The Exchange Singapore 049705 (c) 198003912M (d) Singapore	(e) 25,000 ordinary shares for a cash consideration. (f) 20.5.02

* Delete where inapplicable.

† Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. *Details of consideration need not be provided.*

FORM
24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Preference	Others
Authorised Share Capital	$1,500,000,000	-	-
Issued Share Capital	$383,846,545.50	-	-
Paid-up Share Capital	$383,846,545.50	-	-

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) ....

....

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.

Dated: 22 May 2002

Signature: ....

Name of *~~Director~~ / Secretary : Caroline Chang

* Delete where inapplicable.
† This Certificate is not to be completed if paragraph 3 of this Form is completed.

(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM

24

Folio No

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 21 May 2002

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	15,000	-	-
Nominal amount of each share	$0.50	-	-
Amount paid or due and payable on each share paid	$3.50	-	-
due and payable	-	-	-
Amount of premium paid or payable on each Share	$3.00	-	-

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares			
Nominal amount of each share			
Amount to be treated as paid on each share			

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Keppel Corporation Limited
Address: 23 Church Street
#15-01 Capital Square
Singapore 049481
Tel No: 8857 471
A/c No: Fax No: 8857 391

For Official Use

Date of Registration:

Receipt No:

Checked By:

Form 24 Continuation Sheet 1

(Please use continuation sheets if space provided is insufficient)

FORM
24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

3 List of the allottees and an account of the shares allotted to them are as follows:

(a) Name (b) Address (c) NRIC/Passport No/Registration No (d) Nationality/Country of Incorporation	(e) †No and class of shares allotted and consideration therefor (f) Date of allotment
(a) The Central Depository (Pte) Ltd (b) 20 Cecil Street 6th Floor The Exchange Singapore 049705 (c) 198003912M (d) Singapore	(e) 15,000 ordinary shares for a cash consideration. (f) 20.5.02

* Delete where inapplicable.

† Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

FORM
24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Preference	Others
Authorised Share Capital	$1,500,000,000	-	-
Issued Share Capital	$383,854,045.50	-	-
Paid-up Share Capital	$383,854,045.50	-	-

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) ....

....

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.

Dated: 22 May 2002

Signature: ....

Name of *~~Director~~ / Secretary : Caroline Chang

* Delete where inapplicable.

† This Certificate is not to be completed if paragraph 3 of this Form is completed.

(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM 24

Folio No

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 21 May 2002

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	21,000	-	-
Nominal amount of each share	$0.50	-	-
Amount paid or due and payable on each share paid	$3.78	-	-
due and payable	-	-	-
Amount of premium paid or payable on each Share	$3.28	-	-

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares			
Nominal amount of each share			
Amount to be treated as paid on each share			

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Keppel Corporation Limited
Address: 23 Church Street
#15-01 Capital Square
Singapore 049481
Tel No: 8857 471
A/c No: Fax No: 8857 391

For Official Use

Date of Registration:

Receipt No:

Checked By:

Form 24 Continuation Sheet 1

(Please use continuation sheets if space provided is insufficient)

FORM
24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

3 List of the allottees and an account of the shares allotted to them are as follows:

(a) Name (b) Address (c) NRIC/Passport No/Registration No (d) Nationality/Country of Incorporation	(e) †No and class of shares allotted and consideration therefor (f) Date of allotment
(a) The Central Depository (Pte) Ltd (b) 20 Cecil Street 6th Floor The Exchange Singapore 049705 (c) 198003912M (d) Singapore	(e) 21,000 ordinary shares for a cash consideration. (f) 20.5.02

* Delete where inapplicable.
† Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

FORM
24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Preference	Others
Authorised Share Capital	$1,500,000,000	-	-
Issued Share Capital	$383,864,545.50	-	-
Paid-up Share Capital	$383,864,545.50	-	-

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) ....

....

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.

Dated: 22 May 2002

Signature: ....

Name of *~~Director~~ / Secretary : Caroline Chang

---

* Delete where inapplicable.

† This Certificate is not to be completed if paragraph 3 of this Form is completed.

B.A.C.S. PRIVATE LIMITED

63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE: (65)63236200

21 May 2002

The Listings Manager
Singapore Exchange Securities Trading Limited
2 Shenton Way
SGX Centre 1 #19-00
Singapore 068804

Dear Sirs

KEPPEL CORPORATION LIMITED ("KEPPEL")
EMPLOYEE SHARE OPTION SCHEME
ALLOTMENT OF 91,000 SHARES

We confirm that we have today despatched the share certificate in regard to the allotment of 91,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully

HELEN TAN
MANAGER
B.A.C.S. PRIVATE LIMITED

cc: Temasek Holdings
(Attn: Ms Gram Lay Moon
GFD
GC
GM (GTR)

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
23 Church Street #15-01 Capital Square
Singapore 049481

KEPPEL CORPORATION LIMITED

CHANGES IN THE ISSUED SHARE CAPITAL

DESCRIPTION	SHARE CAPITAL	DATE ON CERTIFICATES
BALANCE B/F	767,638,091	
SHARE OPTION SCHEME	91,000	20.05.2002
TOTAL	767,729,091	

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED

....
REGISTRARS

02 JUN -3 AM 11: 14

Keppel Corporation

Keppel Corporation Limited
23 Church Street
#15-01 Capital Square
Singapore 049481
Tel: (65) 68857471
Fax: (65) 68857391

20 May 2002

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following documents which we have filed with the Singapore Exchange Securities Trading Limited are enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Form 24 relating to the Company's issue of 123,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(a company incorporated in Singapore on 3rd August 1968)

TO

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

FOR ADDITIONAL LISTING OF 123,000 ORDINARY SHARES OF $0.50 EACH CREDITED AS FULLY PAID.

BY

CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 20TH DAY OF MAY 2002

APPENDIX II

KEPPEL CORPORATION LIMITED

APPLICATION FOR LISTING AND QUOTATION OF 123,000 SHARES/STOCK UNITS OF $0.50 EACH FULLY PAID

ARISING FROM THE 123,000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")

1. **State how the additional shares/stock units for which listing is applied for rank with existing shares : Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the Exchange.)

2. **In respect of each class of securities, to furnish the following details :-**

Class of Security	Par Value	Authorised Capital	Issued and Paid-up Share Capital			Options Granted & Outstanding Shares/Stock Units $	
				Share/Stock Units	$		
Ordinary	$0.50	$1,500,000,000	Before Exercise	767,515,091	383,757,545.50	Before Exercise :	16,518,000
			Add Exercise	123,000	61,500.00	Less Exercise :	(123,000)
			After Exercise	767,638,091	383,819,045.50	Outstanding :	16,395,000

3. **Outstanding Warrants/TSR :**

   Outstanding Convertible Bonds:

   Nominal Value of Outstanding Convertible Loan Stock/Bonds :

4. **We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on 7TH MAY 1987.**

Name : Caroline Chang

Authorised Signature : [signature]

Designation : Secretary **Date** : 20 May 2002

Enclosures :

a. **A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies.**
b. **Confirmation of despatch of Share/Stock Certificates.**
c. **Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").**
d. **Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payment.)**

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares exercised (2)	Remarks Exercised By:
10,000	$3.78	$ 37,800.00	Chin Ming Lek
18,000	$2.80	$ 50,400.00	Chin Ming Lek
6,000	$3.78	$ 22,680.00	Lee Siah Chiang
6,000	$3.78	$ 22,680.00	Catherine Lim (Wong Bok Koo)
3,000	$3.50	$ 10,500.00	Catherine Lim (Wong Bok Koo)
70,000	$3.96	$277,200.00	Loh Wing Siew
10,000	$2.80	$ 28,000.00	Wong Khei Luun
	Total value of shares exercised =	$449,260.00	

Notes:
(1) Adjustments to subscription price to be disclosed as footnotes
(2) Value of shares exercised = the number of shares allotted multiply by their exercise price

$3.78 - 22,000
$2.80 - 28,000
$3.50 - 3,000
$3.96 - 70,000
123,000

(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM 24

Folio No

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 25 May 2001

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	22,000	-	-
Nominal amount of each share	$0.50	-	-
Amount paid or due and payable on each share paid	$3.78	-	-
due and payable	-	-	-
Amount of premium paid or payable on each Share	$3.28	-	-

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares			
Nominal amount of each share			
Amount to be treated as paid on each share			

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Keppel Corporation Limited
Address: 23 Church Street
#15-01 Capital Square
Singapore 049481
Tel No: 8857 471
A/c No: Fax No: 8857 391

For Official Use

Date of Registration:

Receipt No:

Checked By:

(Please use continuation sheets if space provided is insufficient)

FORM
24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

3 List of the allottees and an account of the shares allotted to them are as follows:

(a) Name (b) Address (c) NRIC/Passport No/Registration No (d) Nationality/Country of Incorporation	(e) †No and class of shares allotted and consideration therefor (f) Date of allotment
(a) The Central Depository (Pte) Ltd (b) 20 Cecil Street 6th Floor The Exchange Singapore 049705 (c) 198003912M (d) Singapore	(e) 22,000 ordinary shares for a cash consideration. (f) 17.5.02

* Delete where inapplicable.

† Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

FORM
24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Preference	Others
Authorised Share Capital	$1,500,000,000	-	-
Issued Share Capital	$383,768,545.50	-	-
Paid-up Share Capital	$383,768,545.50	-	-

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) ....

....

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.

Dated: 20 May 2002

Signature: ....

Name of *~~Director~~ / Secretary : Caroline Chang

* Delete where inapplicable.

‡ This Certificate is not to be completed if paragraph 3 of this Form is completed

(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM

24

Folio No

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 25 May 2001

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	28,000	-	-
Nominal amount of each share	$0.50	-	-
Amount paid or due and payable on each share paid	$2.80	-	-
due and payable	-	-	-
Amount of premium paid or payable on each Share	$2.30	-	-

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares			
Nominal amount of each share			
Amount to be treated as paid on each share			

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Keppel Corporation Limited
Address: 23 Church Street
#15-01 Capital Square
Singapore 049481
Tel No: 8857 471
A/c No: Fax No: 8857 391

For Official Use

Date of Registration:

Receipt No:

Checked By:

(Please use continuation sheets if space provided is insufficient)

FORM 24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

3 List of the allottees and an account of the shares allotted to them are as follows:

(a) Name (b) Address (c) NRIC/Passport No/Registration No (d) Nationality/Country of Incorporation	(e) †No and class of shares allotted and consideration therefor (f) Date of allotment
(a) The Central Depository (Pte) Ltd (b) 20 Cecil Street 6th Floor The Exchange Singapore 049705 (c) 198003912M (d) Singapore	(e) 28,000 ordinary shares for a cash consideration. (f) 17.5.02

* Delete where inapplicable.

† Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

FORM
24

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Preference	Others
Authorised Share Capital	$1,500,000,000	-	-
Issued Share Capital	$383,782,545.50	-	-
Paid-up Share Capital	$383,782,545.50	-	-

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) ....

....

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.

Dated: 20 May 2002

Signature: ....

Name of *~~Director~~ / Secretary : Caroline Chang

* Delete where inapplicable.
† This Certificate is not to be completed if paragraph 3 of this Form is completed.

(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM 24

Folio No

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 25 May 2001

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	3,000	-	-
Nominal amount of each share	$0.50	-	-
Amount paid or due and payable on each share paid	$3.50	-	-
due and payable	-	-	-
Amount of premium paid or payable on each Share	$3.00	-	-

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares			
Nominal amount of each share			
Amount to be treated as paid on each share			

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Keppel Corporation Limited
Address: 23 Church Street
#15-01 Capital Square
Singapore 049481
Tel No: 8857 471
A/c No: Fax No: 8857 391

For Official Use

Date of Registration:

Receipt No:

Checked By:

(Please use continuation sheets if space provided is insufficient)

FORM
24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

3 List of the allottees and an account of the shares allotted to them are as follows:

(a) Name (b) Address (c) NRIC/Passport No/Registration No (d) Nationality/Country of Incorporation	(e) †No and class of shares allotted and consideration therefor (f) Date of allotment
(a) The Central Depository (Pte) Ltd (b) 20 Cecil Street 6th Floor The Exchange Singapore 049705 (c) 198003912M (d) Singapore	(e) 3,000 ordinary shares for a cash consideration. (f) 17.5.02

* Delete where inapplicable.

† Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

FORM
24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Preference	Others
Authorised Share Capital	$1,500,000,000	-	-
Issued Share Capital	$383,784,045.50	-	-
Paid-up Share Capital	$383,784,045.50	-	-

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) ....

....

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.

Dated: 20 May 2002

Signature: ....[signature]..........

Name of *~~Director~~ / Secretary : Caroline Chang

* Delete where inapplicable.

† This Certificate is not to be completed if paragraph 3 of this Form is completed.

(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

24

Folio No

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 25 May 2001

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	70,000	-	-
Nominal amount of each share	$0.50	-	-
Amount paid or due and payable on each share paid	$3.96	-	-
due and payable	-	-	-
Amount of premium paid or payable on each Share	$3.46	-	-

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares			
Nominal amount of each share			
Amount to be treated as paid on each share			

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Keppel Corporation Limited
Address: 23 Church Street
#15-01 Capital Square
Singapore 049481
Tel No: 8857 471
A/c No: Fax No: 8857 391

For Official Use

Date of Registration:

Receipt No:

Checked By:

(Please use continuation sheets if space provided is insufficient)

FORM
24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

3 List of the allottees and an account of the shares allotted to them are as follows:

(a) Name (b) Address (c) NRIC/Passport No/Registration No (d) Nationality/Country of Incorporation	(e) †No and class of shares allotted and consideration therefor (f) Date of allotment
(a) The Central Depository (Pte) Ltd (b) 20 Cecil Street 6th Floor The Exchange Singapore 049705 (c) 198003912M (d) Singapore	(e) 70,000 ordinary shares for a cash consideration. (f) 17.5.02

* Delete where inapplicable.

† Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

FORM
24

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Preference	Others
Authorised Share Capital	$1,500,000,000	-	-
Issued Share Capital	$383,819,045.50	-	-
Paid-up Share Capital	$383,819,045.50	-	-

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) ....

....

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.

Dated: 20 May 2002

Signature: ....

Name of *~~Director~~ / Secretary : Caroline Chang

* Delete where inapplicable.

† This Certificate is not to be completed if paragraph 3 of this Form is completed.

B.A.C.S. PRIVATE LIMITED

63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE: (65)63236200

20 May 2002

The Listings Manager
Singapore Exchange Securities Trading Limited
2 Shenton Way
SGX Centre 1 #19-00
Singapore 068804

Dear Sirs

KEPPEL CORPORATION LIMITED ("KEPPEL")
EMPLOYEE SHARE OPTION SCHEME
ALLOTMENT OF 123,000 SHARES

We confirm that we have today despatched the share certificate in regard to the allotment of 123,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully

HELEN TAN
MANAGER
B.A.C.S. PRIVATE LIMITED

cc: Temasek Holdings
(Attn: Ms Gian Lay Hoon)
GFD
GC
GM (GTR)
([illegible])

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
23 Church Street #15-01 Capital Square
Singapore 049481

KEPPEL CORPORATION LIMITED

CHANGES IN THE ISSUED SHARE CAPITAL

DESCRIPTION	SHARE CAPITAL	DATE ON CERTIFICATES
BALANCE B/F	767,515,091	
SHARE OPTION SCHEME	123,000	17.05.2002
TOTAL	767,638,091	

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED

....
REGISTRARS

02 JUN -3 AM 11:21

Keppel Corporation

Keppel Corporation Limited
23 Church Street
#15-01 Capital Square
Singapore 049481
Tel: (65) 68857471
Fax: (65) 68857391

17 May 2002

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following documents which we have filed with the Singapore Exchange Securities Trading Limited are enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Form 24 relating to the Company's issue of 101,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(a company incorporated in Singapore on 3rd August 1968)

TO

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

FOR ADDITIONAL LISTING OF 101,000 ORDINARY SHARES OF $0.50 EACH CREDITED AS FULLY PAID.

BY

CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 17TH DAY OF MAY 2002

APPENDIX II

KEPPEL CORPORATION LIMITED

APPLICATION FOR LISTING AND QUOTATION OF 101,000 SHARES/STOCK UNITS OF $0.50 EACH FULLY PAID

ARISING FROM THE 101,000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")

1. State how the additional shares/stock units for which listing is applied for rank with existing shares : Pari Passu

(If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details :-

Class of Security	Par Value	Authorised Capital	Issued and Paid-up Share Capital			Options Granted & Outstanding Shares/Stock Units $
				Share/Stock Units	$	
Ordinary	$0.50	$1,500,000,000	Before Exercise	767,414,091	383,707,045.50	Before Exercise : 16,619,000
			Add Exercise	101,000	50,500.00	Less Exercise : (101,000)
			After Exercise	767,515,091	383,757,545.50	Outstanding : 16,518,000

3. Outstanding Warrants/TSR :

Outstanding Convertible Bonds:

Nominal Value of Outstanding Convertible Loan Stock/Bonds :

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on 7TH MAY 1987.

Name : Caroline Chang

Authorised Signature : ____________________

Designation : Secretary **Date** : 17 May 2002

Enclosures :

a. A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies.
b. Confirmation of despatch of Share/Stock Certificates.
c. Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").
d. Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payment.)

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares exercised (2)	Remarks Exercised By:
3,000	$3.50	$ 10,500.00	Neo Wee Sim
10,000	$2.80	$ 28,000.00	Neo Wee Sim
1,000	$3.78	$ 3,780.00	Soo Kok Kee
10,000	$2.80	$ 28,000.00	Jaime Chan (Mdm Tan Hui Kheng)
3,000	$3.50	$ 10,500.00	Jaime Chan (Mdm Tan Hui Kheng)
1,000	$3.78	$ 3,780.00	Ho Kuen Loon
2,000	$0.91	$ 1,820.00	Suaw Tiong Lim
1,000	$3.78	$ 3,780.00	Suaw Tiong Lim
1,000	$3.50	$ 3,500.00	Suaw Tiong Lim
5,000	$3.78	$ 18,900.00	Lee Chong Beng
20,000	$3.78	$ 75,600.00	Wong Ngiam Jih
22,000	$3.78	$ 83,160.00	Leong Yew Kong
1,000	$3.78	$ 3,780.00	Ng Yong Chee
1,000	$3.50	$ 3,500.00	Cynthia Chai
3,000	$3.78	$ 11,340.00	Chan Li Wen
6,000	$3.96	$ 23,760.00	Chan Li Wen
8,000	$2.80	$ 22,400.00	Chan Li Wen
3,000	$2.80	$ 8,400.00	Pon Yuet Peng
	Total value of shares exercised =	$344,500.00	

Notes:
(1) Adjustments to subscription price to be disclosed as footnotes
(2) Value of shares exercised = the number of shares allotted multiply by their exercise price

$3.50 - 8,000
$2.80 - 31,000
$3.78 - 54,000
$0.91 - 2,000
$3.96 - 6,000
101,000

(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM
24

Folio No

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 25 May 2001

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	8,000	-	-
Nominal amount of each share	$0.50	-	-
Amount paid or due and payable on each share paid	$3.50	-	-
due and payable	-	-	-
Amount of premium paid or payable on each Share	$3.00	-	-

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares			
Nominal amount of each share			
Amount to be treated as paid on each share			

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Keppel Corporation Limited
Address: 23 Church Street
#15-01 Capital Square
Singapore 049481
Tel No: 8857 471
A/c No: Fax No: 8857 391

For Official Use

Date of Registration:

Receipt No:

Checked By:

(Please use continuation sheets if space provided is insufficient)

FORM
24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

3 List of the allottees and an account of the shares allotted to them are as follows:

(a) Name (b) Address (c) NRIC/Passport No/Registration No (d) Nationality/Country of Incorporation	(e) †No and class of shares allotted and consideration therefor (f) Date of allotment
(a) The Central Depository (Pte) Ltd (b) 20 Cecil Street 6th Floor The Exchange Singapore 049705 (c) 198003912M (d) Singapore	(e) 8,000 ordinary shares for a cash consideration. (f) 16.5.02

* Delete where inapplicable.

† Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

FORM
24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Preference	Others
Authorised Share Capital	$1,500,000,000	-	-
Issued Share Capital	$383,711,045.50	-	-
Paid-up Share Capital	$383,711,045.50	-	-

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) ....

....

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.

Dated: 17 May 2002

Signature: ....

Name of *~~Director~~ / Secretary : Caroline Chang

* Delete where inapplicable.
† This Certificate is not to be completed if paragraph 3 of this Form is completed.

Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

24

Folio No

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 25 May 2001

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	31,000	-	-
Nominal amount of each share	$0.50	-	-
Amount paid or due and payable on each share paid	$2.80	-	-
due and payable	-	-	-
Amount of premium paid or payable on each Share	$2.30	-	-

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares			
Nominal amount of each share			
Amount to be treated as paid on each share			

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Keppel Corporation Limited
Address: 23 Church Street
#15-01 Capital Square
Singapore 049481
Tel No: 8857 471
A/c No: Fax No: 8857 391

For Official Use

Date of Registration:

Receipt No:

Checked By:

(Please use continuation sheets if space provided is insufficient)

FORM 24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

3 List of the allottees and an account of the shares allotted to them are as follows:

(a) Name (b) Address (c) NRIC/Passport No/Registration No (d) Nationality/Country of Incorporation	(e) †No and class of shares allotted and consideration therefor (f) Date of allotment
(a) The Central Depository (Pte) Ltd (b) 20 Cecil Street 6th Floor The Exchange Singapore 049705 (c) 198003912M (d) Singapore	(e) 31,000 ordinary shares for a cash consideration. (f) 16.5.02

* Delete where inapplicable.

† Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

FORM
24

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Preference	Others
Authorised Share Capital	$1,500,000,000	-	-
Issued Share Capital	$383,726,545.50	-	-
Paid-up Share Capital	$383,726,545.50	-	-

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) ....

....

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.

Dated: 17 May 2002

Signature: ....

Name of *~~Director~~ / Secretary : Caroline Chang

* Delete where inapplicable.

† This Certificate is not to be completed if paragraph 3 of this Form is completed.

Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

24

Folio No

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 25 May 2001

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	54,000	-	-
Nominal amount of each share	$0.50	-	-
Amount paid or due and payable on each share paid	$3.78	-	-
due and payable	-	-	-
Amount of premium paid or payable on each Share	$3.28	-	-

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares			
Nominal amount of each share			
Amount to be treated as paid on each share			

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Keppel Corporation Limited
Address: 23 Church Street
#15-01 Capital Square
Singapore 049481
Tel No: 8857 471
A/c No: Fax No: 8857 391

For Official Use

Date of Registration:

Receipt No:

Checked By:

(Please use continuation sheets if space provided is insufficient)

FORM 24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

3 List of the allottees and an account of the shares allotted to them are as follows:

(a) Name (b) Address (c) NRIC/Passport No/Registration No (d) Nationality/Country of Incorporation	(e) †No and class of shares allotted and consideration therefor (f) Date of allotment
(a) The Central Depository (Pte) Ltd (b) 20 Cecil Street 6th Floor The Exchange Singapore 049705 (c) 198003912M (d) Singapore	(e) 54,000 ordinary shares for a cash consideration. (f) 16.5.02

* Delete where inapplicable.
† Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

FORM
24

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Preference	Others
Authorised Share Capital	$1,500,000,000	-	-
Issued Share Capital	$383,753,545.50	-	-
Paid-up Share Capital	$383,753,545.50	-	-

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) ....

....

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.

Dated: 17 May 2002

Signature: ....

Name of *~~Director~~ / Secretary : Caroline Chang

* Delete where inapplicable.

† This Certificate is not to be completed if paragraph 3 of this Form is completed.

Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

24

Folio No

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 25 May 2001

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	2,000	-	-
Nominal amount of each share	$0.50	-	-
Amount paid or due and payable on each share paid	$0.91	-	-
due and payable	-	-	-
Amount of premium paid or payable on each Share	$0.41	-	-

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares			
Nominal amount of each share			
Amount to be treated as paid on each share			

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Keppel Corporation Limited

Address: 23 Church Street
#15-01 Capital Square
Singapore 049481

Tel No: 8857 471

A/c No: Fax No: 8857 391

For Official Use

Date of Registration:

Receipt No:

Checked By:

(Please use continuation sheets if space provided is insufficient)

FORM 24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

3 List of the allottees and an account of the shares allotted to them are as follows:

(a) Name (b) Address (c) NRIC/Passport No/Registration No (d) Nationality/Country of Incorporation	(e) †No and class of shares allotted and consideration therefor (f) Date of allotment
(a) The Central Depository (Pte) Ltd (b) 20 Cecil Street 6th Floor The Exchange Singapore 049705 (c) 198003912M (d) Singapore	(e) 2,000 ordinary shares for a cash consideration. (f) 16.5.02

* Delete where inapplicable.

† Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

FORM
24

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Preference	Others
Authorised Share Capital	$1,500,000,000	-	-
Issued Share Capital	$383,754,545.50	-	-
Paid-up Share Capital	$383,754,545.50	-	-

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) ....

....

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.

Dated: 17 May 2002

Signature: ....

Name of *~~Director~~ / Secretary : Caroline Chang

* Delete where inapplicable.

† This Certificate is not to be completed if paragraph 3 of this Form is completed.

Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

24

Folio No

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 25 May 2001

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	6,000	-	-
Nominal amount of each share	$0.50	-	-
Amount paid or due and payable on each share paid	$3.96	-	-
due and payable	-	-	-
Amount of premium paid or payable on each Share	$3.46	-	-

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares			
Nominal amount of each share			
Amount to be treated as paid on each share			

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Keppel Corporation Limited
Address: 23 Church Street
#15-01 Capital Square
Singapore 049481
Tel No: 8857 471
A/c No: Fax No: 8857 391

For Official Use

Date of Registration:

Receipt No:

Checked By:

(Please use continuation sheets if space provided is insufficient)

FORM 24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

3 List of the allottees and an account of the shares allotted to them are as follows:

(a) Name (b) Address (c) NRIC/Passport No/Registration No (d) Nationality/Country of Incorporation	(e) †No and class of shares allotted and consideration therefor (f) Date of allotment
(a) The Central Depository (Pte) Ltd (b) 20 Cecil Street 6th Floor The Exchange Singapore 049705 (c) 198003912M (d) Singapore	(e) 6,000 ordinary shares for a cash consideration. (f) 16.5.02

* Delete where inapplicable.

† Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

FORM
24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Preference	Others
Authorised Share Capital	$1,500,000,000	-	-
Issued Share Capital	$383,757,545.50	-	-
Paid-up Share Capital	$383,757,545.50	-	-

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) ....

....

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.

Dated: 17 May 2002

Signature: ....

Name of *~~Director~~ / Secretary : Caroline Chang

* Delete where inapplicable.

† This Certificate is not to be completed if paragraph 3 of this Form is completed.

B.A.C.S. PRIVATE LIMITED

63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE: (65) 63236200

17 May 2002

The Listings Manager
Singapore Exchange Securities Trading Limited
2 Shenton Way
SGX Centre 1 #19-00
Singapore 068804

Dear Sirs

KEPPEL CORPORATION LIMITED ("KEPPEL")
EMPLOYEE SHARE OPTION SCHEME
ALLOTMENT OF 101,000 SHARES

We confirm that we have today despatched the share certificate in regard to the allotment of 101,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully

HELEN TAN
MANAGER
B.A.C.S. PRIVATE LIMITED

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
23 Church Street #15-01 Capital Square
Singapore 049481

c.c: Temasek Holdings
(Attn: Ms Goh Lay Hoon
GFD
GC
GM (GTR)
(/ ated)

KEPPEL CORPORATION LIMITED

CHANGES IN THE ISSUED SHARE CAPITAL

DESCRIPTION	SHARE CAPITAL	DATE ON CERTIFICATES
BALANCE B/F	767,414,091	
SHARE OPTION SCHEME	101,000	16.05.2002
TOTAL	767,515,091	

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED

....
REGISTRARS